THE LAW OFFICE OF

RONALD N. VANCE & ASSOCIATES, P. C.

Attorneys at Law

1656 REUNION AVENUE

SUITE 250

SOUTH JORDAN, UTAH 84095

Ronald N. Vance

Brian M. Higley

TELEPHONE (801) 446-8802

FAX (801) 446-8803

EMAIL: ron@vancelaw.us

EMAIL: brian@vancelaw.us

May 14, 2013

Amanda Ravitz, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C.  20549

Re:

Heatwurx, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed May 10, 2013

File No. 333-184948

Dear Ms. Ravitz:

Attached for filing is the fourth amendment to the registration statement on Form S-1/A (the “Registration Statement”) of Heatwurx, Inc. (the “Company”).  In connection with your comment letter dated April 17, 2013, to the Registration Statement filed on April 11, 2013, I have been authorized to provide you with the following responses to the comments contained in your letter:

Balance Sheet as of December 31, 2012 and 2011, page F-3

1.

We note that you adjusted cash and accrued liabilities in the pro forma financial information for the payment of the accrued dividend with respect to the Company’s Series C Preferred shares of $49,172, as though the completion of the initial public offering contemplated by the accompanying prospectus had occurred on December 31, 2012.  Since the payment of the dividend is unrelated to the proposed equity transaction, please limit the pro forma information to only the shareholder’s equity section of the balance sheet.  Please also revise your footnote accordingly.

RESPONSE:

We have removed the pro forma financial presentation as the Company’s Series A, B and C Preferred shares do not automatically convert into common shares upon the effectiveness of our S-1 Registration Statement.

Statement of Stockholder’s Equity, page 1-5

2.

We see that you are a development stage company.  Please tell us why your do not present a statement of stockholder’s equity from the inception of the predecessor company (January 1, 2009) as required by FASB 915-215.

Amanda Ravitz, Assistant Director

May 14, 2013

RESPONSE:

We have updated the Registration Statement to include a statement of stockholder’s equity from the inception of the predecessor company (January 1, 2009) as required by FASB 915-215.

As noted in the Explanatory Note following the cover page of the Registration Statement, the purpose of this amendment is to remove from the registration process the primary offering of units by the Company and to retain the secondary offering by the selling stockholders designated in the prospectus.  Also, the Company has included the unaudited financial statements for the quarters ended March 31, 2013 and 2012, as required pursuant to Article VIII of Regulation S-X.  In this process, the Company has made a number of changes to the Registration Statement to conform to the single offering.  However, the Company has attempted to make as few changes as possible except as required to reflect the elimination of the primary offering and the updated financial statements.  Nevertheless, management has reviewed the Registration Statement and updated the information as appropriate.  Set forth below are the material changes made in this amendment to reflect the necessary changes:

•

Because of health issues of prior legal counsel for the Company, this firm has been engaged to represent the Company in this registration process going forward.  Hence on the cover page the CFO for the Company has been designated as the agent for service of process in lieu of Mr. Kern and this firm has been designated to receive copies.  We are also providing the legal opinion which is furnished as Exhibit 23.1 to the Registration Statement and is included with this filing.

•

Certain whole sections of the prospectus, such as “Dilution,” “Selling Stockholder,” “Capitalization,” “Determination of Offering Price,” and “Underwriting” have been removed from the prospectus since they would not be relevant to the remaining secondary offering.  Corresponding risk factors addressing issues from these sections have also been revised or removed.

•

The fee table on the cover page has been revised to remove from registration the securities which were proposed to be included in the primary underwritten offering.  In the original filing it was intended that 300,000 shares held by a shareholder were to be reserved for use in the over-allotment right granted to the underwriter.  Since these shares will not be used for this purpose, the Company has included them in the common shares being registered for selling stockholders and the Selling Stockholder table has been revised to add 300,000 shares for Mr. Giles who had previously agreed to allocate these shares for the over-allotment.  Also, since the option pertaining to these shares which was previously filed as Exhibit 10.14 to the prior amendment to the Registration Statement was never implemented and is no longer relevant to the remaining secondary offering, this exhibit has been removed from the exhibit’s table.  References throughout the prospectus to these over-allotment shares have been removed or revised accordingly.

•

The front page of the prospectus, which was included in the prior amendment to the Registration Statement, has been revised to remove references to the primary offering, to reflect a lower proposed offering price for the shares, and to increase the number of shares to be registered for the selling stockholders to include the 300,000 shares owned by Mr. Giles as disclosed above.

Amanda Ravitz, Assistant Director

May 14, 2013

•

The “Prospectus Summary,” which was included in the prior amendment to the Registration Statement, has also been revised to remove references to the prior proposed primary offering and to include more detailed information about the Company which had been included in this section in the primary offering but had not been included in the alternate section for the secondary offering.  Management felt this more detailed information would be material to persons reading this section.  In addition, management has added a paragraph disclosing the abandonment of the underwritten IPO.

•

Management has determined that with the abandonment of the primary offering, the need for working capital and funds to repay existing secured debt evidence a primary risk to the Company’s near-term success.  Therefore, management has included as the first risk factor in this section a new risk addressing the need to raise additional funds in the future to meet its operation needs over the next twelve months and to satisfy the current debt during that period. Here and elsewhere in the prospectus, language has been added to disclose that the company has no current commitments or arrangements for this additional funding.

•

Additional minor changes have been made to the “Risk Factors” section to comply with the plain English requirements referenced in Item 503 of Regulation S-K by removing references to “the Company” and converting this to first person active form.  In addition, the following changes have been made:

o

Where appropriate the financial information disclosed in the risk factors has been updated to eliminate references to the abandoned underwritten offering and to reflect the information in the Company’s unaudited financial statements for the period ended March 31, 2013.

o

A new risk factor has been added under the subheading “Risks Related to Our Common Stock” which addresses the risks associated with trading in the over-the-counter market.

o

The risk factor addressing issues related to the designation of the Company’s stock as “penny stock” has been rewritten to reflect the risks associated with the stock being so designated.

o

Throughout the risk factors, the reference to a trading market for the stock is indicated as a future event and language expressly disclosing the fact that there is no current public trading market for the stock has been added.

•

The “Use of Proceeds” section has been revised to indicate that no proceeds will be received by the Company in connection with this secondary offering.

•

The MD&A section has been revised to include the information for the periods ended March 31, 2013 and 2012.

•

In the “Business” section under the subheading “Intellectual Property,” language has been added at the end of the first paragraph to disclose plans to file a sixth amendment to the patent application.

Amanda Ravitz, Assistant Director

May 14, 2013

•

The beneficial ownership table in the section titled “Security Ownership of Certain Beneficial Owners and Management” has been revised to eliminate the columns reflecting stock ownership following completion of the abandoned primary offering.  Management believes that it is relevant to potential investors to observe the stock ownership of the company in the event of the voluntary conversion of the outstanding preferred shares, since this conversion would have a dramatic effect on the shares held by the parties in the table.  Therefore, the Company has added pro forma columns which provide beneficial stock ownership assuming the conversion of the outstanding preferred shares.

•

In the section titled “Description of Securities” the disclosure about the units and warrants has been removed since they will no longer be offered by the Company.

•

Also in this section, the description of the preferred stock has been revised to indicate the optional conversion feature associated with the preferred stock and the conditions for automatic conversion.  Since with the removal of the primary offering these shares will not be automatically converted, all references to automatic conversion upon completion of this offering have been removed or revised as needed.

•

The table in the “Selling Stockholder” section has been revised to reflect the additional 300,000 shares being registered for Mr. Giles as a selling stockholder rather than in connection with the underwriter’s over-allotment.

•

References to the proposed lockup agreement in the “Sale of Securities and Plan of Distribution” section and elsewhere in the prospectus have been removed since this agreement will not become effective.

•

The “Legal Matters” section has been revised to reflect the legal opinion from this firm rather than prior counsel.

•

The unaudited financial statements for the Company as of March 31, 2013, for the quarters ended March 31, 2013 and 2012 and from inception through March 31, 2013, have been included immediately preceding to the audited financial statements.

•

Pro forma financial information previously contained in the audited financial statements has been removed since the information is no longer relevant with the abandonment of the primary offering.

•

The table of expenses under Item 13 of Part II has been revised to reflect the amount allocated for the registration fee and the elimination of the FINRA filing fee associated with the primary offering.

•

Under Item 14 the references to the indemnification provisions of the underwriting agreement have been removed.

•

Under Item 15, the description of the preferred stock has been revised to reflect the optional conversion feature and the automatic conversion requirements.

Amanda Ravitz, Assistant Director

May 14, 2013

•

The exhibits table under Item 16 has been revised to remove references to the proposed underwriting agreement, forms of warrants, and the option agreement in relation to the over-allotment.  The descriptions of Exhibits 10.3 through 10.7 have been revised to remove references to the termination of these agreements upon completion of the proposed IPO.  Also, the reference to the legal opinion by former counsel has been revised.

•

In Item 16, the undertaking to provide certificates as set forth in the underwriting agreement has been removed.

  Please feel free to contact me if further information is required.  In addition, we are forwarding to the staff reviewers three paper copies of this fourth amended filing showing each change made from the prior filing.

Sincerely,

/s/ Ronald N. Vance

cc:

Mary Beth Breslin, SEC

Stephen Garland, CEO

Allen Dodge, CFO

Hein & Associates LLP